11-3-2003



SEC 03051944 COMMISSION



OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/02 (MM/DD/YY) AND ENDING 07/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GEO SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2501 OAK LAWN AVENUE, SUITE 560
(No. and Street)

DALLAS	TEXAS	75219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CAROL A. SMITH 214-521-5757
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PERKINS, DEXTER, SINOPOLI, & HAMM, PC
(Name – *if individual, state last, first, middle name*)

100 N. CENTRAL EXPWY., STE. 600, RICHARDSON, TX 75080
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, CAROL A. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GEO SECURITIES, INC., as of JULY 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DIANIA C. FOREMAN
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
FEBRUARY 11, 2006

Carol A. Smith
Signature

PRESIDENT
Title

Diania C. Foreman
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- *☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- *☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- *☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- *☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- *☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- *☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* INFORMATION INCLUDED IN NOTES TO FINANCIAL STATEMENTS OR ITEM IS NOT APPLICABLE.

GEO SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

JULY 31, 2003

FINANCIAL STATEMENTS,

SUPPLEMENTARY SCHEDULES, FORM X-17A-5 – PART III

AND AUDITORS' REPORTS THEREON

GEO SECURITIES, INC.

JULY 31, 2003

PERKINS & DEXTER
SINOPOLI & HAMM, PC
Certified Public Accountants and Consultants

To the Board of Directors
GEO SECURITIES, INC.
Dallas, Texas

Independent Auditors' Report

We have audited the accompanying statement of financial condition of GEO SECURITIES, INC. as of July 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GEO SECURITIES, INC. at July 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented in Schedule 1 – Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule 2 – Exemptive Provision of Rule 15c3-3 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the examination of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Perkins, Dexter, Sinopoli & Hamm, PC
Richardson, Texas
September 16, 2003

100 N. Central Expressway • Suite 600 • Richardson, TX 75080 • (972) 669-9730 • Fax (972) 238-1286

GEO SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2003

ASSETS

CURRENT ASSETS		
Cash	$ 55,725	
Other current assets	1,204	
TOTAL CURRENT ASSETS		$ 56,929
Property and equipment, less accumulated depreciation of $5,205		1,680
Accounts receivable - parent		49,346
Other assets		3,300
TOTAL ASSETS		$ 111,255

LIABILITIES AND STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY		
Common stock - $0.001 par value, 10,000,000 shares authorized, 28,600 shares issued and outstanding	29	
Additional paid-in capital	208,613	
Retained deficit	(97,387)	
TOTAL STOCKHOLDER'S EQUITY		111,255
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 111,255

The accompanying notes are an integral part of these financial statements.

GEO SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JULY 31, 2003

REVENUE		
Commission income	$ 690,152	
Miscellaneous income	1,956	
Interest income	299	
TOTAL REVENUE		$ 692,407
EXPENSES		
Commission expense	$ 484,967	
Registration expense	21,287	
Payroll tax expense	24,922	
Blue Sky expense	13,560	
Accounting	12,286	
Library expense	2,198	
Bank charges	4,968	
Travel expense	2,000	
Marketing	1,257	
Lead expense	931	
Depreciation expense	884	
Membership expense	354	
Broker expense	415	
Insurance expense	380	
Other expenses	718	
TOTAL EXPENSES		$ 571,127
NET INCOME BEFORE TAXES		121,280
INCOME TAX EXPENSE		(30,549)
NET INCOME		$ 90,731

The accompanying notes are an integral part of these financial statements.

GEO SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JULY 31, 2003

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)
	Shares	Amount		
Balance at July 31, 2002	28,600	$ 29	$ 208,613	$ (87,118)
Net Income, Year Ended July 31, 2003				90,731
Cash Dividends	-	-	-	(101,000)
Balance at July 31, 2003	28,600	$ 29	$ 208,613	$ (97,387)

The accompanying notes are an integral part of these financial statements.

GEO SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2003

Cash Flows From Operating Activities:		
Net income	$ 90,731	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	884	
Increase in accounts receivable - parent	(626)	
Decrease in other current assets	220	
Net Cash Provided by Operating Activities		$ 91,209
Cash Flows From Financing Activities:		
Dividends paid	(101,000)	
Net Cash Used by Financing Activities		(101,000)
Net Increase in Cash and Cash Equivalents		(9,791)
Cash and Cash Equivalents at Beginning of Year		65,516
Cash and Cash Equivalents at End of Year		$ 55,725

Cash paid for interest and income taxes:	
Interest	$ -
Taxes	$ -

The accompanying notes are an integral part of these financial statements.

GEO SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
JULY 31, 2003

NOTE ONE –SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

GEO SECURITIES, INC. (the Company) was incorporated on June 10, 1996, pursuant to the laws of the state of Texas. It engages principally in the selling of direct participation programs in the oil and gas industry.

On September 10, 1998, the Company's Texas Securities Dealer Registration was approved by the Texas State Securities Board. On September 15, 1998, the Company was accepted as a member of the National Association of Securities Dealers, Inc. (NASD). The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) from September 15, 1998 forward.

Accounting Basis

The financial statements were prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Depreciation

Depreciation expense is computed using the double-declining-balance method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments are capitalized. When properties are retired, the related cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in the statement of income. The estimated useful lives for significant property and equipment categories are as follows:

Equipment	5 years
Furniture and fixtures	7 years

(Continued)

NOTE ONE – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company files a consolidated federal income tax return with its parent company, the GEO Companies of North America, Inc. (GCNA), but files a separate state franchise tax return. The Company pays to or receives from the parent company amounts equivalent to federal income tax charges or credits based on separate company taxable income or loss using the statutory rates.

NOTE TWO – RELATED PARTY TRANSACTIONS

The Company has an "Affiliate Expense Agreement" with its parent company, GCNA. The agreement provides for the following policies and procedures: all costs for rent, utilities, office equipment, telephone, supplies, office personnel and other business expenses commonly incurred by the Company in conducting its business will be paid by GCNA. No attempt will be made by GCNA at any time in the future to recover these costs from the Company. The Company will be liable for all expenses incurred by it directly and solely as a result of conducting its securities business, including without limitation, application and licensing fees, training, compliance, due diligence, Blue Sky, and commissions expense. The Company relies on GCNA's willingness to fund the above agreement in order to ensure continuing operations.

During the 2003 fiscal year, the receivable from GCNA was increased by $626. The Company paid $35,000 in legal and administrative expenses to be reimbursed by GCNA under the "Affiliate Expense Agreement". GCNA paid $3,825 in expenses on behalf of the Company not covered under the "Affiliate Expense Agreement". Additionally, the related receivable was decreased by $30,549 for the Company's tax expense. At July 31, 2003, GCNA owed the Company $49,346.

NOTE THREE – PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classifications as follows:

Equipment	$3,367
Furniture and fixtures	3,518
	6,885
Less: accumulated depreciation	(5,205)
	$1,680

GEO SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
JULY 31, 2003

NOTE FOUR – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to claims of general creditors at July 31, 2003, nor at any time since the date of inception.

NOTE FIVE – INCOME TAXES

Federal income tax expense consists of the following at July 31, 2003:

Current – Federal	$30,549
Income Tax Expense	$30,549

NOTE SIX – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). At July 31, 2003, the Company had net capital of $55,456, exceeding the net capital requirement by $50,456.

NOTE SEVEN – CONCENTRATION OF BUSINESS

The Company derives all of its revenues from commissions earned from the sale of the parent company's direct participation programs in the oil and gas industry.

NOTE EIGHT – LOSS CONTINGENCIES

During 2000 and 2002, two separate lawsuits were filed against the Company, GCNA, and other related parties by individuals in Georgia. The suits allege that the Company violated applicable security laws. Management believes that the suits are without merit and are vigorously defending its position. The loss, if any, resulting from the suits will be paid by GCNA, and therefore, will not have a material impact on the Company's financial position, results of operations, or cash flows in future years.

SCHEDULE 1

GEO SECURITIES, INC.
Computation of Net Capital Pursuant to Rule 15c3-1
July 31, 2003

NET CAPITAL

Total stockholder's equity qualified for net capital	$ 111,255
Less: Non-allowable assets	(55,530)
Net capital before haircuts	55,725
Haircuts on securities	(269)
Net capital	55,456
Net capital requirement	5,000
Net Capital in Excess of Requirement	$ 50,456

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital requirement 6-2/3% of aggregate indebtedness	$ -
Minimum dollar net capital requirement	$ 5,000
Minimum dollar requirement = the greater of 6-2/3% of aggregate indebtedness or $5,000	$ 5,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities	$ -
Total aggregate indebtedness	$ -
Percentage of aggregate indebtedness to net capital	0%

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of July 31, 2003)

Net capital, as reported in Company's Part II (Unaudited) FOCUS Report	55,456
Net audit adjustments	-
Net capital per above	$ 55,456

SCHEDULE 2

GEO SECURITIES, INC.
Exemptive Provision of Rule 15c3-3
July 31, 2003

As stated in Section k(2)(i) of Rule 15c3-3, the Company does not carry security accounts for customers or perform custodial functions relating to customer securities and is, therefore, exempt from Rule 15c3-3.

PERKINS & DEXTER
SINOPOLI & HAMM, PC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
GEO SECURITIES, INC.

In planning and performing our audit of the financial statements and supplemental schedules of GEO SECURITIES, INC. (the Company) for the year ended July 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

100 N. Central Expressway • Suite 600 • Richardson, TX 75080 • (972) 669-9730 • Fax (972) 238-1286

Members American Institute of Certified Public Accountants and Texas Society of Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Perkins, Dexter, Sinopoli & Hamm, PC
Richardson, Texas
September 16, 2003